Exhibit 99.25

CONSENT OF IAN RUSSELL

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2016 (collectively, the “Annual Report”), I, Ian Russell, consent to the references to my name in connection with (including, as an expert or “qualified person”) the Annual Report and any of the exhibits thereto, including as to my supervision of the preparation of the mineral resources figures for Red Lake Mines and the Cochenour Deposit.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of the Company.

Date: March 16, 2017

/s/ Ian Russell
Name: Ian Russell, P.Geo.